Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ssuzzan@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3092	facsimile:	(212) 318-3400
August 28, 2009
VIA FEDERAL EXPRESS
H. Roger Schwall, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited Form 20-F for Fiscal Year Ended December 31, 2008 Filed May 15, 2009 File No. 000-49888
Dear Mr. Schwall:
     On behalf of Randgold Resources Limited (the “Company”), we hereby submit to you the Company’s response to the comments and questions included in the Staff’s comment letter dated July 31, 2009 in connection with the above-referenced Annual Report on Form 20-F.
     All responses to the comments set forth in this letter have been prepared by the Company in consultation with its independent auditors, and are submitted on behalf of the Company at its request. Set forth after the numbered paragraph, which corresponds to the numbered paragraph of the July 31, 2009 comment letter, are the Company’s responses to the Staff’s comments.
Form 20-F filed May 15, 2009
Note 21. Fair Value of Financial Instruments, page F-37
1.	We note your disclosure here and on page 104 with regard to the roll forward of your cash flow hedges. Please clarify how your accounting for the roll forward of the cash flow hedges complies with IAS 39. In this respect, explain how you determined that it was appropriate to record the profits/losses from the cash flow hedges in the income statement at the original designation date, how you have accounted for the hedges between the time of the original designation date and rolled forward settlement date and the settlement of the rolled forward hedges resulted in a gain in fiscal year 2009. As part
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United States Securities and Exchange Commission
August 28, 2009

of your response, explain the reason that you and the counterparty rolled forward the cash flow hedges and whether the counterparty received any additional consideration from the roll forward of the hedges.

Response: The Company acknowledges the Staff’s comments and wishes to advise the Staff on a supplemental basis that no profits/losses were recorded at the original designation date (since, at the original designation date of the cash flow hedging relationship, the forward gold sales contracts would have had a nil fair value).

The Company’s treatment of its cash flow hedges, including those rolled forward, has been based on IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”), and in particular the following paragraphs:
Paragraph 88
A hedging relationship qualifies for hedge accounting under paragraphs 89—102 if, and only if, all of the following conditions are met.
(a)	At the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

(b)	The hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship.

(c)	For cash flow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

(d)	The effectiveness of the hedge can be reliably measured, ie the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured (see paragraphs 46 and 47 and Appendix A paragraphs AG80 and AG81 for guidance on determining fair value).

United States Securities and Exchange Commission
August 28, 2009

(e)	The hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.
Paragraph 95
If a cash flow hedge meets the conditions in paragraph 88 during the period, it shall be accounted for as follows:
(a)	the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge (see paragraph 88) shall be recognized directly in equity through the statement of changes in equity (see IAS 1) through the statement of changes in equity (see IAS 1); and

(b)	the ineffective portion of the gain or loss on the hedging instrument shall be recognized in profit or loss.
Paragraph 100
For cash flow hedges other than those covered by paragraphs 97 and 98, amounts that had been recognized directly in equity shall be recognized in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss (for example, when a forecast sale occurs).
Paragraph 101
In any of the following circumstances an entity shall discontinue prospectively the hedge accounting specified in paragraphs 95—100:
(a)	The hedging instrument expires or is sold, terminated or exercised (for this purpose, the replacement or rollover of a hedging instrument into another hedging instrument is not an expiration or termination if such replacement or rollover is part of the entity’s documented hedging strategy). In this case, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective (see paragraph 95(a)) shall remain separately in equity until the forecast transaction occurs. When the transaction occurs, paragraph 97, 98 or 100 applies.

(c)	The forecast transaction is no longer expected to occur, in which case any related cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective (see paragraph 95(a)) shall be reclassified from equity to profit or

United States Securities and Exchange Commission
August 28, 2009

loss as a reclassification adjustment. A forecast transaction that is no longer highly probable (see paragraph 88(c)) may still be expected to occur.
Cash flow hedge accounting under IAS 39
The relationship between the original forward gold sales contracts and the expected future gold sales from production qualified for hedge accounting in terms of IAS 39 paragraph 88. The future production and resulting sales were regarded as highly probable based on the Company’s specific Life of Mine plan for Loulo. In accordance with IAS 39 paragraph 95, the portion of the change in the fair value of any forward gold sales contract that was determined to be an effective hedge was recognized initially in equity and was then recycled through the income statement in the same period in which the originally forecast sale was recognized. The ineffective portion of the gain or loss on the forward gold sales contracts was recognized through the income statement immediately.
Accounting for cash flow hedges that were rolled forward
‘Rolled forward’ contracts referred to in the Company’s financial statements refers to derivative contracts which were out of the money (ie liabilities) at maturity where, instead of the liability being settled in cash, the carrying amount was rolled into new derivative instruments which were then designated in new hedging relationships. Therefore, in those cases where the carrying amount of a forward gold sales contract was rolled forward into a new forward contract, rather than being settled on the original maturity date, the cumulative amount recognized through equity in respect of the originally forecast sale (and hence the amount recycled through the income statement when the originally forecast sale took place) was unaffected by the decision to roll forward the carrying amount of a contract on its maturity into the initial carrying amount of a new derivative contract. This is because the cumulative gain or loss on the effective portion of the forward gold sales contract in the period between the original designation date and the original maturity date was still recognized directly in equity until the originally forecast sale occurred (IAS 39 paragraph 100), at which point it was recycled through the income statement.
The Company has presented the total cash loss on hedges maturing in 2009 in the line “loss on matured hedges.” Because a portion of these losses relating to the hedges that were rolled forward were previously recycled through the income statement when the originally forecast sales occurred, the Company has presented this portion of the losses as an offset to “loss on matured hedges” as “non-cash profit on roll-forward of hedges” in fiscal 2009.
In those cases where the carrying value of the forward gold sales contract was rolled forward into a new forward contract, the Company then evaluated separately whether the new “rolled forward” contract could be designated as an effective hedge of a highly

United States Securities and Exchange Commission
August 28, 2009

probable future sale (i.e. of a different sale, forecast to take place at a date beyond the originally forecast sale). If the new “rolled forward” contract was deemed to provide an effective hedge, the cumulative gain or loss arising on the effective portion of the contract after the original maturity date (and up to the revised maturity date) was recognized directly in equity until the subsequent forecast sale occurred, at which point it was recycled through the income statement. In other words, the new “rolled forward” contract was, and was accounted for, as a new hedging instrument and was designated as hedging a different transaction.
Reason for rolling the hedges
The Company decided in 2006 to roll forward a number of forward contracts, and to designate the new “rolled forward” contracts to forecast gold sales from 2007 onwards, with the intent of improving the cash flows of the Company.
A substantially similar accounting result could have been achieved by settling the existing forward gold sales contracts and replacing them with new gold sales contracts, but the decision to roll forward the carrying value of existing contracts into new ones enabled the Company to defer cash settlement of the cumulative losses.
The counterparties did not receive any additional consideration for the roll forward of the hedges.
Exhibits 12.2 and 13.2
2.	Mr Shuttleworth’s title is stated as “Financial Director” in Exhibit 12.2, “Finance Director” in Exhibit 13.2, and “Chief Financial Officer” elsewhere in the filing. In future filings, please ensure that the correct title of your principal financial officer is consistently reflected throughout the filing and the certifications.
Response: The Company respectfully acknowledges the Staff’s comments and advises the Staff that it will amend the relevant wording in future filings to ensure that titles are consistently reflected throughout filings and certifications.
Also pursuant to your request, enclosed please find a letter from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
August 28, 2009

     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092.

Very truly yours,
/s/ Steven I. Suzzan
Steven I. Suzzan
Enclosures

cc:	Chris White, Esq. (Securities and Exchange Commission) D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)

August 28, 2009
H. Roger Schwall, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2008 Filed May 15, 2009 File No. 000-49888
Dear Mr. Schwall:
     Pursuant to the request in the Staff’s comment letter dated July 31, 2009 in connection with the above-referenced Annual Report on Form 20-F, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Randgold Resources Limited
By:	/s/ David Haddon
David Haddon
Group Company Secretary

cc:	Chris White, Branch Chief